Exhibit 99.1

Caledonia Mining Corporation Plc

Non-Executive Director Shareholding Notification

(NYSE AMERICAN: CMCL; AIM: CMCL; VFEX: CMCL)

May 15, 2026: Caledonia Mining Corporation Plc ("Caledonia" or "the Company") announces that it received notification on May 14, 2026 that Mr July Ndlovu, a non-executive director and Chairman of Caledonia, has purchased 15,000 common shares in the Company on May 13, 2026 at a price of $24.81 per share.

A copy of the notification is below.

Enquiries:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793
Cavendish Capital Markets Limited (Nomad and Broker) Adrian Hadden	Tel: +44 207 397 1965
Camarco, Financial PR (UK) Elfie Kent	Tel: +44 20 3757 4980
Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131
IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39

Head and Registered Office: Caledonia Mining Corporation Plc

2 Mulcaster Street, St Helier, Jersey, Channel Islands, JE2 3NJ

info@caledoniamining.com | | www.caledoniamining.com

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NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Mr July Ndlovu
2	Reason for the notification
a)	Position/status	Non-Executive Director and Chairman
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Caledonia Mining Corporation Plc
b)	LEI	21380093ZBI4BFM75Y51
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Common shares of no par value JE00BF0XVB15
b)	Nature of the transaction	Purchase of securities
c)	Price(s) and volume(s)	Price(s) Volume(s) US$24.81 15,000
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	May 13, 2026
f)	Place of the transaction	NYSE American LLC

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